Exhibit 99.6

Earnings Call 2

earnings call-2

Q3 FY 2015 RESULTS

January 9, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Mohit Joshi

Executive Vice President and Head – Financial Services

Ravi Kumar S.

Executive Vice President and Head – Insurance, Cards and Payments

Michael Reh

Global Head – Finacle

ANALYSTS

Moshe Katri

Cowen

Joseph Foresi

Janney Montgomery Scott

Keith Bachman

Bank of Montreal

James Freeman

SIG

Ravi Menon

Elara Securities

Edward Caso

Wells Fargo

Meyran

William Blair

Rishi Jhunjhunwala

Goldman Sachs

Moderator

Ladies and Gentlemen, Good day and Welcome to Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo. Thank you and over to you.

Sandeep Mahindroo

Thanks, Inba. Hello, everyone, and Welcome to Infosys Call to discuss Q3’15 Financial Results. I am Sandeep from the Investor Relations team in Bangalore. Let me start by wishing everyone a Very Happy New Year. Joining us today on this call is CEO and MD – Dr. Vishal Sikka; COO – Mr. Pravin Rao; Mr. CFO – Rajiv Bansal, along with other members of the senior management team. We will start the call with some remarks on the strategy and performance of the company by Dr Sikka, followed by comments by Mr. Pravin Rao and Mr. Rajiv Bansal, subsequently, we will open up the call for questions.

Before I hand over to the management team I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Good Morning and Good Evening. And let me be the first to convey my best wishes to all of you at the beginning of this New Year. I would like to begin with a few comments about our progress towards our strategy that I have previously outlined before I get into some details of our company’s performance for the quarter ending December 31, 2014.

In October and then again in December of last year, I described broadly our strategy and the areas that we will focus on in the coming years to enable our clients to transform their businesses through software. Over these past 3 months, in my meetings with more than 500 client executives and several industry analysts, I am very encouraged to see strong resonance with the direction that we have embarked upon. The duality of renewing the core systems and processes, and at the same time, innovating into new frontiers, founded on a culture of learning, creativity and purpose, is indeed true for pretty much every business today. It is a challenging duality, one that requires the talent and resources of our company to simultaneously address two distinct challenges, two distinct opportunities. Success and longevity comes from embracing these dual goals and threading a carefully chosen middle path, one which reaches towards the vision of the future without disrupting or ignoring the reality of today. For us at Infosys, it means that we offer our clients the best palette of services and solutions that fit their strategy. It also means fundamentally transforming ourselves while we help to transform each one of our clients.

Over the holidays and in other forums, I have articulated a message to each of our employees to live this strategy and to contribute to this strategy, every single employee in everything that we do, every project, every client account, every service line and every unit of the company. Over the last several weeks, we have been actively planning and executing the elements required to realize this strategy, and we are already witnessing progress along several fronts. Let me give you some examples:

Deutsche Bank has selected Infosys as one of its strategic partners to help consolidate and renew its enterprise application landscape with the benefits of cloud re-platforming, mobility, analytics on Big Data and other operational efficiencies. ICA Gruppen, Sweden’s leading retailer, announced a major partnership with us to outsource its IT operations, both IT infrastructure and application-related areas. In addition to cost savings, this change is expected to provide better conditions for business development projects within IT, simultaneously renew and new their systems.

Infosys has been a partner to Aimia, the leading loyalty program management company for many years. This partnership is a great example of renewing the core, and at the same time, innovating the new. Infosys helps Aimia to renew their existing core systems for Nectar, UK’s largest loyalty program and intelligent shopper solutions, and also helping build new innovative loyalty and consumer engagement products.

Discover Financial Services in the US has successfully migrated to Finacle core banking platform. Fully real-time, this solution will help Discover bring new products to market faster, automate compliance and deliver a great banking experience and enhance their operational efficiency. Our Finacle Payment Solution set a new global benchmark, processing over 75 mn payments per hour or over 21,000 payments per second. This capability, which we believe is essential for banking systems of the future, supersedes known inter-bank payment transaction volume requirements of banks of all sizes and is almost 5x the known volumes processed by the entire US banking system.

Our Infosys Information Platform continues to gain traction. We have already built a pipeline of more than 56 projects across industries and geographies in innovative applications for Big Data on our open Infosys Information Platform. A Europe-based banking and financial services company is implementing Infosys Information Platform to be able to scale the data infrastructure required for its regulatory reporting to handle large volumes of parallel data flows cost effectively. We are also implementing a dozen or so projects at customers that use Artificial Intelligence technologies to deliver next-generation solutions for complex new problems. We have established new partnerships with Tableau and DreamWorks Animation to help enter into new areas.

During this quarter, our volume growth was 4.2%. This is the highest sequential volume growth in the last 3 years over any quarter and the highest third quarter volume growth in the last 6 years. But at the same time, we saw a drop in the realized revenue per billed employee. I am confident that the measures that we are taking to renew our traditional services and to introduce new ways of doing things is the best way, and perhaps the only way to compensate for the commoditization so “we can do more with less for more.”

Our absolute revenue per employee grew from $52.3 thousand per employee for the 12 months ending 30th September, 2014, to $52.74 thousand per employee for the 12 months ending 31st of December, 2014.

As we increase our momentum on building out an ecosystem of partners globally, we are pleased to announce that we have expanded our innovation fund from the current $100 mn to $500 mn to support the creation of a global ecosystem of strategic partners and startup companies. This capital will be used to invest into young companies innovating in areas that are strategic for the future, such as Artificial Intelligence, Automation, Internet of Things and Sensor-based technologies, Collaboration and Design and innovative new enterprise applications in these areas.

Let me now talk about the foundation that we are setting for this change through learning and employee engagement. I am most excited about what we have done in the last quarter to take our learning and education capability to new levels. We will do much more on this in the coming months and years. Infosys is a learning, knowledge-driven company. Our ability to learn new capabilities is crucial to our future success, and I am excited that we are putting our great education and training infrastructure to use to develop these new capabilities.

I have spoken at length about design thinking. I am happy to report that to-date we have covered over 9,000 employees across the company with design thinking training, with 400 of our senior-most employees recently doing these workshops at our university in Mysore and other places, trained by educator from the Stanford design school and others. 70% of our front-end consultants have already been trained, and this has now been made a part of our fresher training curriculum. We have gone further and got our clients to embrace design thinking concepts. We currently have a pipeline of workshops for over 25 clients planned. We believe this to enable a fundamental shift in the way that we approach solving client problems and solving our own challenges through innovation. Our Artificial Intelligence class that went into effect in October has already trained 1,000 people, and we want to train an additional 500 people in AI technologies per quarter. We are working with Stanford Graduate School of Business to design and deliver a customized strategic leadership development program for our company’s executives.

In this last quarter, we have taken several steps to increase engagement with our employees in our mission to make Infosys a great place to work. We have set up dedicated teams that are working on and are already implementing several changes to simplify policies while stressing accountability and values. Some of these include bring-your-own-device. More than 14,000 employees have already availed of this benefit to-date. More flexible work from home and maternity leave policies, increased team engagement budgets and easier transfer policies across our development centers.

We announced a 100% bonus payout for Q2. For Q3, we have announced a 100% average bonus payout across the employee base, as well as a special holiday bonus to high performing employees.

We want Infosys to be a place where each one of us can pursue a dream career. We have launched an expert track to create a great platform for specialist technologists to emerge, perform and grow and achieve their full potential. This in turn will translate into high impact value for our clients.

With all of these, we are seeing a reduction in absolute monthly attrition numbers. For the quarter, our absolute attrition was 8,927 for the group, down from 10,128 in Q2, almost a 12% drop, and 10,627 in Q1. Rajiv will talk more about this in his remarks.

We are happy to announce the expansion of the Infosys Foundation activities in the Americas through the Infosys USA Foundation, focused on making quality computer science education and computer literacy widely and easily accessible.

For the fiscal year 2015, Infosys Foundation pledged Rs.254 Cr towards Corporate Social Responsibility initiatives in India. Perhaps you have read about the Infosys Prize Ceremony that was held in Kolkata, India earlier this week. We are very proud to be associated with the Infosys Science Foundation that recognizes and encourages path-breaking research in the country.

I am also delighted that Prof. John Etchemendy, the provost of Stanford University, has joined our Board of Directors this quarter. John is a great teacher, and his vast knowhow of teaching technology and information will be of immense value for us for the road ahead.

Our financial performance in Q3; our dollar revenue growth in Q3 was 2.6% in constant currency and 0.8% in reported currency. Q3 is a seasonally soft quarter due to holidays, furloughs and low number of working days, so we are very happy with our performance. Rajiv will share additional aspects of our financial performance shortly. With that let me pass this on to Pravin and I will come back for the Q&A session. Thank you.

Pravin Rao

Thanks, Vishal. Hello, everyone and Happy New Year. Let me cover the recent trends in various segments, including our initial expectations on client budgets for calendar year ’15.

In Financial Services, we had over 3% sequential growth during the quarter. There are differing trends across regions, with US banks not spending as aggressively as their European counterparts. Budgets in US banks are expected to be flat to marginally down while they are expected to grow in European banks. Spending is predominantly driven by new channels around Digital, Security and Analytics and in addition, continued spend on compliance. Deal pipeline in the vertical is strong and decision cycles are stable.

In Insurance, our growth in Q3 was driven by significant improvements in deal pipeline over the last one year. Insurance companies are focusing on modernization programs and on more sophisticated data analytics-based risk assessment programs. They are also talking to us about Telematics and integrating with auto car manufacturers to measure and influence driver behavior and associated risks better. Budgets are expected to grow low single digits in line with the past.

In Cards and Payments, digital and technology modernization are the top trends. Clients are also increasing spends on digital platforms that leverage social and mobile for marketing and customer services. Budgets are expected to be flat to moderately up.

Retail and CPG continues to see challenges. Our growth during the quarter was impacted by ramp-downs in a few clients along with impact from delay in commencement of projects won earlier. While spending has been volatile, we see a lot of opportunities in Retail and CPG, particularly strong interest and great conversations in driving a differentiated digital strategy for retailers, not just for their online and mobile world, but also to revitalize their brick-and-mortar stores, leveraging digital. We are taking a strong proactive point of view to market in this space. Apart from the above, we see spend in Analytics, Digital Marketing and ERP rollouts. It is early for the next year budgets to get firmed up since retailers normally start their budgets post closure of their holiday season.

Growth in Manufacturing was impacted during the quarter due to furloughs, spending patterns are mixed, good in Hi-Tech and Auto, mixed in Industrial and low in Aerospace. There is an improvement in discretionary spend in North America towards customer experience, Digital, Analytics and ERP upgrades. Non-discretionary spend is likely to be flat. Overall deal pipeline has reduced over the last one year especially in Americas. We have seen some slowness in decision cycles in Aerospace and Industrials as many clients are going through challenging times. At a sectoral level, budgets are expected to be flat over calendar year ’14, except for a modest increase in Automotive and reduction in Aerospace.

Telecom sector continues to struggle with declining top line and bottom line which is squeezing spend and triggering consolidation. Clients are focused on operational efficiency and cost reduction. This is likely to pressure IT budgets in calendar year ’15 which coupled with significant M&A activities in the sector may impact our growth potential next year. In Energy, due to the drop in oil prices, there is a significant shift towards cost savings and efficiency across the entire value chain. Capital projects as well as on-support projects are likely to see large reduction in budgets across US and Europe. Decision cycles have also been severely impacted. On the positive side, however, large deal pipeline is healthy. We are trying to accelerate growth through proactive pitches, focus on new markets and bolstering our capabilities.

Life Sciences sector is witnessing longer sale cycle due to significant M&A activities and impact of patent cliff. Americas is expected to perform better than Europe. There is pressure on non-discretionary spending with most deals in this area focused on cost reduction, technology rationalization and risk management. Overall pipeline has improved over the past 12 months. Clients have still not finalized their budgets, but early indication suggests tight budgets with increased spend in ERP implementations, cloud, SaaS-based solutions, Analytics and Compliance.

In growth markets, there is reasonably good momentum in the market, though reported growth is impacted due to decline in local currencies against US dollar. We are seeing increased emphasis in adopting digital strategies, ERP modernizations. Deal pipeline and decision cycles remain steady. There is budget pressure on clients especially on discretionary spend.

In BPO, client conversations are around transformation of the business processes, with clients looking up to service providers to take end-to-end ownership of their processes. This is driving a shift from FTE-based pricing to output-based and fixed pricing. Though cost continues to drive outsourcing, discussions around value and domain expertise are becoming predominant. Decision cycles continue to be longer for large deals.

Finacle had a growth rebound during the quarter, we expect increased demand in calendar year 2015 especially in channel modernization, analytics, mobility, compliance, and payments. Pipeline in Europe is looking healthier with a number of banks trying to gain flexibility and economies of scale via infrastructure products and process standardization. Demand from Tier-II segment in the US is improving and some banks are having conversations around core banking replacement. However, due to discretionary profile of the spend, decision cycle remains protracted.

With regards to Digital, it continues to be amongst the top three agendas for most clients. At this point of digital transformation, customers are focused on portfolio simplifications, cloud apps, marketing operations, building online presence and etc. Our pipeline is getting stronger and deal conversion is steady. Though Digital is discrete spend, decision making is reasonably quick. We continue to invest in consulting capabilities, improving talent through training and forging partnerships and innovation to create business solutions.

I will now hand over to Rajiv to talk about the financial highlights.

Rajiv Bansal

Thank you, Pravin. Good Morning, everyone. Our revenues for the quarter were at $2.218 bn which is a sequential growth of 0.8%. As you are all aware, during the quarter, major global currencies depreciated against the US dollar, for example, Euro depreciated by 5.3%, Australian dollar by 7.5% and GBP by 5.1% against the dollar. This impacted our revenue growth by 1.8%, without which the constant currency growth is at 2.6%. Q3, as you all know, is traditionally a weak quarter due to furloughs, holidays and lower working days. Considering that, I believe 2.6% is a good growth for this quarter.

As Pravin mentioned, Retail and CPG continues to see challenges and has declined by 0.7% in constant currency during the quarter. Our gross margin for the quarter increased by 20 basis points to 38.7%, operating margins for the quarter went up by 60 basis points to 26.7%. This is the highest level of gross and operating margin in the last 10 quarters. Our net margin for the quarter was at 23.5% and EPS for the quarter is was at $0.46.

On some of our operational parameters, utilization excluding trainees increased to 82.7% during the quarter. This was the highest level of utilization that we have seen in the last 11-years in any quarters. Utilization including trainees was at 75.7%. Onsite mix improved from 28.7% to 28.5% during the quarter.

As Vishal mentioned, we have taken multiple measures on attrition part. During the quarter we had given 5,000 promotions and we have also announced 100% variable payout to our employees, we have also done selective salary corrections for certain skills and technology streams. As a result of all these measures, our attrition on an annualized basis is down from 21.3% at the standalone level to 18.1%. We contributed $10 mn during the quarter on CSR activities. We have outstanding hedges of $1.076 bn as of December 31, 2014. Our effective tax rate for the quarter was at 28.2%. Our collections during the quarter were very good, as a result of which the DSO dropped to 61 days as compared to 63 days last quarter. Our cash and cash equivalents including available-for-sale asset and certificate of deposits were at $5.532 bn as of the quarter end.

Let me now talk about our outlook for FY15. As I mentioned earlier during the quarter, all major global currencies depreciated significantly against the US dollar. Even in the last one week we have seen similar volatility in global currencies, with Euro depreciating by another 2.5%, Australian dollar depreciating by another 0.9% and GBP by another 3.1%. We therefore believe that it is prudent not to take a view on the currencies and are maintaining the guidance at 7% to 9% at September 30th rates, this is the same rate that we used for giving our guidance on October 10, 2014. We expect our Q4 operating margins to be in the narrow band of 25% (+/-1%) subject to currency movements.

With that I will open the floor for questions.

Moderator

Thank you. Ladies and Gentlemen, we will now begin the question-and-answer session. Our first question is from Moshe Katri of Cowen. Please go ahead.

Moshe Katri

Thanks and Congratulations on very strong volume growth numbers. I just wanted to focus on a couple of things and the first thing is related to your commentary regarding the Financial Services vertical. Our survey in December also indicated some challenges there. Pravin, I think it will be helpful if you talk a bit about what is really driving the cautiousness that you are seeing in the Financial Services part of the business in North America? Also we talk about much longer sales cycles, much longer budget decision cycles, I think some color here could help?

Pravin Rao

Thanks, Moshe, I will request my colleague, Mohit Joshi, to respond to this.

Mohit Joshi

Hi, Moshe. I think overall for Financial Services, we have had a good quarter, right, and I think we are seeing both broad based momentum. In the US specifically, I think we are seeing challenging in some clients, specifically, some of our very large global clients are cutting their IT budgets as they come to the New Year. I think this is partly because of the fairly significant fines that have been levied and obviously that is having an impact on the technology budgets. But overall, I just want to stress that the themes that we spoke about at our analyst conference, right, which is industrialization, digital and risk and compliance, still continue to be the focus areas, and like Pravin mentioned, we are seeing a pickup in activity in the smaller, the regionals and the super regionals. So, for some of the large banks, especially the very large global banks, they are being cautious about their spend because of the fines and the need to attain target return on equity and cost-to-income ratios. So I do not know if that answers your question if you have any follow up to this.

Vishal Sikka

Hi, Moshe, this is Vishal. I would add that Digital and especially Big Data, continue to be areas that all banks are looking heavily at investing in. So, while there are secular pressures on the more traditional services on IT budgets, there are areas that are in significant demand and therefore building world-class solutions and competency in those areas, for example, around regulatory reporting, risk analytics, digital, is something that we continue to see tremendous interest in. And also, I would like to ask Ravi to comment on this from an Insurance perspective.

Ravi Kumar S.

Yes, Thanks, Vishal. The two segments I work on is Insurance and Cards and Payments. In Insurance, there is a standard refresh cycle which happens pretty much every three years. And as long as we are positioned on those refresh cycles, if we are not an incumbent we would gain some of it. So there is a fair bit of refresh which happens on a regular basis. In addition to it, there is a lot of money spent on risk analytics. Telematics and P&C and to a large extent in Health Insurance, the entire transformation from B2B to B2C. In Cards and Payments, I think there is a fair bit of legacy infrastructure most card companies carry, and they are actually now transforming themselves into digital wallets and the ability to do payments through mobile devices. So their entire infrastructure is going through a huge renewal and we are seeing significant uplift of technology spend in that space.

Moshe Katri

Just as a follow-up guys, you have indicated that your pipeline is robust. I know it is too early to talk about fiscal year 2016, but do you think that is unrealistic for us to assume that top line growth could improve from 2015 into 2016? Thank you.

Vishal Sikka

Moshe, we will have a better handle on how the strategy that we have laid out will impact quantitatively and what assessment we can therefore give to you in April as I have said before. My sense is that if you look longer-term, the traditional services will continue to see downward pricing pressure and therefore we believe that renewing our existing services to improve productivity through better Automation with use of more Artificial Intelligence and things like this is going to continue to be beneficial; however, at the same time, the next-generation services that are necessary. In almost every industry, there is a tremendous disruption going on. And each, as far as I can see all businesses are looking for ways to continually innovate new areas, and in those areas, we continue to see heavy demand. So our general sense is that whatever downward pressure we see, will be more than compensated by the improved productivity that we see due to renewals in our way of delivering the services as well as the new solutions that we offer. So generally, I continue to be quite optimistic about the future; however, we will share more details about what this could be in quantitatively and what kind of guidance we are looking at when we are together in April. And also, of course, I earlier mentioned the Deutsche Bank example, this is a great example of this particular phenomenon coming to life.

Moshe Katri

Thank you and congratulations.

Moderator

Thank you. Our next question is from Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Hi. My first question here is I wonder if you could give us some idea of how we should think about growth given the move to new technologies and then new client additions, in other words will more growth be driven by new clients and how does these shorter digital projects impact what your standard seasonality is?

Pravin Rao

We do see growth in both existing clients as well as new clients. There are as Vishal talked about the duality, we have opportunity for renewing the existing landscapes of our clients as well. At the same time we can partner with our clients in terms of transforming their businesses and coming up with taking advantage of some of the newer areas like Cloud, Analytics, Big Data, and so on. So we have a lot of opportunity of mining the accounts and growing within our existing client base. At the same time we also have opportunity for acquiring new accounts and growing those accounts as well.

Vishal Sikka

And maybe I can add to that, that generally opportunities to the new existing practices and existing projects as well as bringing new projects to existing clients is of course a huge opportunity. And in parallel of course there is a large portion of the Global 5,000 that we have not yet penetrated and we are quite excited about going after that opportunity both within the United States as well as in other growth markets. And then additional dimension of that that I want to bring up is I mentioned the $500 mn fund that we are adding to our portfolio I believe that that is an area of growth as well over the longer term because startup companies in growth areas need help in scaling themselves and we believe that we can provide that help in bringing them to market and bringing their solutions to scale but also in helping amplify their engineering and development abilities, their operational abilities as well as and of course participating in their financial success. So we expect that that will be another dimension of our growth as we go forward.

Joseph Foresi

Yes, I was wondering if you could give us an update on attrition, I think you had given us targets on when you are planning on getting on the rate down before. And any color you can give us on sort of what the personnel is thinking from both an exit and entry standpoint?

Pravin Rao

I think while on an LTM basis attrition was marginally up but from an absolute headcount perspective this is the second successive quarter of reduction in number of employees quitting, we had about 12% reduction in number of quits about roughly 8,900 in Q3 versus 10,100 in Q2. And again in Q2 itself we had 5% reduction over Q1 and also if you look at it from a quarterly annualized attrition perspective we have seen a 3% decrease in attrition. So I think from a trend perspective we are comfortable, we believe that many of the things we have done on the attrition front have slowly started seeing the results. At the same time we are still not comfortable with where it is today and we believe that we would be comfortable with more of 12% to 14% attrition and we believe it will probably take another couple of quarters before we reach there. But many things that we have taken I think we are seeing positive impact of engaging with employees in multiple ways and outreach with employee engagement, communication, and outreach activities.

Joseph Foresi

Okay. And then the last question from me, I wonder if you can give us an update on just two other metrics. Utilization continues to be sort of on the upper end of the scale, what can we expect from that and what are your thoughts on pricing? Thanks.

Pravin Rao

On the utilization front it is about 82% and we are looking at about operating around 80% to 82%. Historically, we have operated around 78% to 80% but this year we are looking at 80% to 82% and upwards. We still believe that we have some headroom, but on a quarterly basis we could see some volatility because in some quarters we have large influx of trainees coming from campuses so you could see some dip in utilization but we are fairly comfortable with operating at the current range and our target is also around this range.

On the pricing front, pricing is stable but at the same time for some of the traditional services, given the competitive environment, we are under pressure particularly on a deal specific basis and it also varies based on sectors. In some of the sectors or in some of the areas where we are able to come up with transformational opportunities or opportunities in newer areas we are seeing some uptick in pricing. But by and large in some of the traditional areas we are seeing pressure and more recently in the energy space given the challenges around oil prices and other things we are seeing tremendous focus by the client on cutting cost and there we are seeing some increased pressure. But by and large I would assume it is stable but we’ll continue to operate in a competitive market and we’ll continue to be challenged on pricing at least on the existing services.

Joseph Foresi

Thank you.

Moderator

Thank you. Our next question is from Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

Hi, thank you for taking my questions. First I want to talk about margins and the specific question is, if you could talk about the various bits and takes in the most recent reported quarter, the December quarter on what impacted margins. Can you specifically address, I think you mentioned this in the prior call than this one, how much did FX helped in terms of the margins and as you look at the upcoming quarter I know you don’t want to get in the FX prediction business, I certainly understand that, but if FX rates were where they are today, if you look at the March quarter how much help would you get in margins around there but also in the context of not only just FX but if you could talk about how much pricing is also impacting margins. And then I have a follow-up on revenues please.

Vishal Sikka

Keith, you are breaking in and out but our sense is that your question is about margin and how do we see this change going forward. Perhaps Rajiv you can answer this.

Rajiv Bansal

Keith, let me try and answer this. Margins for the quarter went up by 60 basis points primarily because we saw 2.5% depreciation in the rupee during the quarter. Some of it was set-off because of the cross currency movements, we also saw operational improvement in terms of our utilization going up to 82.7%, strong volume growth of 4.2% onsite mix coming down by 20 basis points. So we saw all around good operational performance which helped us on the margin front. At the same time we also had provisions for doubtful debts coming down in the quarter. So these things helped us in the margin front. At the same time we invested money back in the business based on whatever benefits we got from the operational benefits in terms of what I spoke about 5,000 promotions as we rolled out to our employees, we also gave selective hikes to people in certain technology streams and we also invested in technology and software assets. So our strategy on margins is very straight, we want to keep margins in a narrow band. We still have to invest back in the business, we have to accelerate our growth so we believe a margin of 25% (+/-1%) is what we will target for the further coming quarters. It may vary quarter-on-quarter depending whether I need to make investments. So I would believe that’s a right margin for the coming quarters but at the same time it may vary quarter-on-quarter depending on when there is an opportunity to make investment and we will make those investments.

Keith Bachman

Okay, Rajiv thank you. I don’t know if you can hear me any better now but if you look at some March quarters, if you think about it I would assume FX is going to be a help for the March quarter at the same time as you are trying to make investments. So when you say (+/-25%) would you anticipate being above that as you look at the next quarter or so, below that given the forces of investment combined with FX and pricing in particular?

Rajiv Bansal

No, as we said during this quarter we had a benefit of a provision for double debt so if you go through the detailed financial statement, we had a provision for double debt provision last quarter and this quarter we had a reversal which helped us roughly about 60 basis points in the margins alone which we invested back. So there are many headwinds and tailwinds in the margin as we speak on a quarter-to-quarter basis. It will be very difficult for me to give you an exact projection of where the margins are likely to be next quarter. But I would still say the same thing, we believe that 25% (+/-1%) is the right margin. If there is an opportunity in a business area to make investments which will help us grow accelerate in that business, we would make our investment, that’s the reason we are talking about a range. As you know our growth rates are still far below the industry average and we want to accelerate our growth, we have been investing back in the business, we are investing in employees, and attrition was one of the big concerns that we had. We have over the last two-three quarters invested heavily back for the employees and some of the early results have started showing up in terms of attrition coming down. So there are still a lot of areas for making investments which were not made for many-many quarters in the past and that’s the reason I am saying though the margins are 26.7% this quarter I still believe that 25% (+/-1%) margin is the right margin for the future.

Vishal Sikka

And I would add Keith that our strategy as a company has always been as Mr. Murthy used to say “consistent profitable growth” and I hope that the last 2 quarters have demonstrated that we are sticking to that. We will do what is necessary to invest in areas that are necessary to grow the company, to grow the business, to transform our various areas of capabilities but we will stick to that philosophy of “consistent profitable growth”. And I think the rest is as Rajiv has already talked about.

Keith Bachman

Okay. Well if I could sneak in one follow-up on the revenue side, you mentioned that you are investing for future areas including Analytics, I was wondering how long you see the maturity process unfolding, in other words you are investing in these areas now, when do you think you could see improvement in the top line growth, is this towards the end of this calendar year, when do you think you will see some of the benefits associated with the investments that you are making now and that’s it from me.

Vishal Sikka

My sense is that especially in the Analytics area there is an entirely new reality at hand, the industry has sort of so far addressed Analytics using more traditional proprietary platforms in the Enterprise and I believe that those solutions are no longer adequate for the emerging needs of the enterprises in the future. Therefore we have been working heavily on what we call the Infosys Information Platform which is a collection of open source-based technologies and projects which are Hadoop-based and new emerging projects in this area which are quite exciting and we have been investing heavily in this area and working with our clients. We started this work in late September, early October and we already have 56 projects going on with clients in the area of new kinds of applications on big data. I already mentioned banking and risk analytics, risk reporting, regulatory reporting on trades on massive volumes. We have been working on projects in the areas of predictive maintenance for manufacturing of mining companies, we have been working on projects in the areas of analytics for retail type companies, for fraud detection and things of this nature. So I believe over time my expectation is that every single one of our clients is going to be using these technologies. However specifically what this will mean in terms of revenues and how we will see the emergence of each project and the monetization of each project, we will have more to say quantitatively about that in April. But you can see that the approach that we are following has been followed before by other companies in the open source world, the Red Hats and Hortonworks companies like that which have basically built enterprise ready capabilities around open source stacks and the markets have valued those kind of things.

Keith Bachman

Okay gentlemen, that’s it from me. Many thanks.

Moderator

Thank you. Our next question is from James Freeman of SIG. Please go ahead.

James Freeman

Hi, I wanted to ask first about utilization, how soon Pravin might we see the utilization come down towards your targets?

Pravin Rao

I think what we are operating is around the targets and we are comfortable with the level of utilizations because we said 80% to 82% we are comfortable, it is slightly above 82%. We are comfortable operating at this level. There are some quarters when we have large infusion of fresh graduates, the utilization may drop down but we believe the levels which we are operating today is fairly comfortable.

James Freeman

Next question is with regard to the cash position of the company. Could you share with us your updated philosophy with regard to acquisitions or potentially buybacks?

Vishal Sikka

We continue to be excited about the possibility to acquire companies. As I have mentioned before we are very interested in acquiring next generation capabilities and technologies. We are not interested in acquiring yesterday’s capabilities and technologies. Next generation things would be things like Artificial Intelligence, Automation, new ways to do collaboration across boundaries, new design-oriented technologies and services, capabilities of that sort. There is a tremendous emerging world of Industry 4.0 and sensors and so forth and rethinking the product engineering world with digital technology. So we are quite excited about that area and we are actively looking for great opportunities that we could use to bolster our capabilities. So you should expect to hear from us over the next weeks and months as we make progress on these dimensions. Beyond M&A we are quite excited, one again as I have said before about the investment fund that we are launching to invest in startup companies and participate in their growth both financially as well as from a business perspective and we expect to take better utilization of our cash towards that dimension as well. Beyond that we are working through these details, in fact these days tomorrow we have an offsite on these topics. So over the next 80 or so odd days we are going to continue to refine and quantify our aspirations and our expectations and so forth including our capital allocation plans and things like that and we look forward to sharing that with you with the April earnings.

James Freeman

Thank you Vishal for the complete answers.

Moderator

Thank you. Our next question is from Ravi Menon of Elara Securities. Please go ahead.

Ravi Menon

Thank you. I had just two questions, one, you have already elaborated a lot about the Infosys Information Platform but if you could give some more color on the nature and the size of the project that will be great. And secondly, would you regard this goes an option of Finacle and the recent benchmark tests that you did as indicators for accelerating adoption in the US by mid-size banks. Thanks.

Vishal Sikka

Could you repeat your first question on IIP, I could hear that it was about the IIP but not what the question was.

Ravi Menon

Yes, the size of the projects, if you could give some color on that that would be great.

Vishal Sikka

Across industries there are about a little bit more than 56 right now, they are across industries and across geographies. They are for various different kinds of problems. Some are extensions of existing work that we have been doing with clients, mostly are completely new. Some are being priced based on value that is delivered by the project, some based simply on the effort required. So we want to see how this evolves, we expect that over the course of this quarter that we are now in Q4 we will conclude several handfuls of these projects and then we’ll have a better ability to identify which buckets various projects fall under. But the way we are treating these are, as these are new generation projects, these are extremely agile projects where we deliver value to clients very-very quickly. We do four week POCs, 8 to 10 week projects and so forth and they are relatively high value. So beyond that, it is too early to tell in any kind of meaningful quantitative way what nature these projects will have.

And on Finacle I would like to ask Michael who is the head of our Finacle to answer the question.

Michael Reh

Good morning, this is Michael speaking. So basically on Finacle we had a good quarter. In general the business recorded a quarter-over-quarter growth. We had 18 wins and 20 go-lives across the different regions of EMEA, Americas, and APAC. I guess more importantly the momentum is getting better, we are seeing a good uptick in our demand particularly in the western markets. The banks who have delayed their modernization programs in last few years due to the lack of budgets and limited appetite for especially large transformational programs are now actively exploring these kind of options and today we are very well-placed with our services and our advanced platform. You might have seen the announcement coming out from the analysts, Finacle has been awarded as being the leader in the Magic Quadrant from Gartner and also recently we have released our performance benchmark which basically means that we have broken a world record in the number of transactions we are processing and the excitement about that is that the number of volumes we are able to process is exceeding 5x the entire volume of payments we are seeing in the entire US market right now.

Ravi Menon

Great, thank you.

Moderator

Thank you. Next question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Hi, thank you very much. Got a question around your innovation fund, how you are going to manage any complex both internally on deciding what technologies to work with and externally not having group see you line up with another firm and so forth. How do you work through those complex? Thanks.

Vishal Sikka

Well, we are purely a services company. We have lived for the last 33-34 years on this idea of being open to every single choice that customers have made and so the more the merrier and as many of you perhaps have heard me argue before I would love to be in situations where we have this great problem of multiple competing technologies and solutions to the same problem. I think that kind of situation to be in, is a wonderful situation to be in and we look forward to being more and more in that kind of a situation. But seriously I say that with the tongue in cheek but openness is what it is all about. Assembly of great solutions out of many-many different possibilities is something great to look forward to and we will never see a situation where the choice is like that hamper our ability to deliver great value to clients.

Edward Caso

My other question is, in your earlier call you mentioned the desire to move utilization up to the sort of 83% - 84% level, it is that part of what’s necessary to maintain operating margin around 25% given the ongoing pressure on the traditional offerings?

Vishal Sikka

I don’t think so, my sense of it is that originally when I started here of course this was all new to me so it was some out of a desire to see how far can we go and how high can this go and Pravin of course has been at this for a long time and our sense is that there is still headroom here. We see that more as a sign of a healthy operational efficiency in the company to see how high it go. Of course there are structural limits here that we are running into, the amount of time people have to take on vacations and training and other factors that apply. So, however, there are lots of other factors that contribute to margin as well, this would be one of these but certainly not the only one. We are measuring the productivity, the value delivered, new kinds of business models, IP based products and so forth and other contributors to the revenue productivity and to margin. And again as I mentioned earlier if you strictly look at the revenue per FTE that we have delivered, that number has gone up from $52.3 thousand per employee at the end of Q2 for the last 12 months leading up to the end of Q2 to now $52.7 thousand per employee at the end of this last quarter.

Edward Caso

Thank you.

Moderator

Thank you. Our next question is from Anil Doradla of William Blair. Please go ahead.

Meyran

Hi guys, this is Meyran for Anil. I was just curious about kind of you speak about these technologies of yesterday and then the emerging technologies, could you kind of give us a breakdown of percentage wise of the revenue that would still be yesterday then in the percentage that is in new and then kind of the growth that is coming with both of those buckets.

Vishal Sikka

Not yet Meyran and that’s something that we are working through, that we will share with you in April. I have to say that when we say renew of our existing services, that means bringing automation, bringing innovation to all the existing services that we deliver today whether it is Business Process Outsourcing, Business Process Management, IMS or Infrastructure Management or Verification Service, Package Implementations, Product Engineering, Application Development and Maintenance. All of these existing services can be significantly improved, productivity can be improved by the better use of automation, bringing in new technologies into these existing services. So it is all about taking the existing services that we have in offering, the bread and butter services, and helping transform these incrementally without disruption to the business as we go. When I say yesterday services I basically mean an un-renewed service of today, so we are very interested in renewing all of our services and we have no interest in leaving any of our services un-renewed per se. And then the new things are of course completely new things that we did not offer till recently and that is an additional area of growth that we foresee. But how this will breakdown and which part do we expect to contribute, what this we will share more details in April.

Meyran

Okay, thank you. And can you just provide a little update on just the overall competitive landscape and the kind of the competition that you are seeing throughout the different parts of the business? Thank you.

Pravin Rao

We see competition both from global SIs as well as some of our large India peers but at the same time in some of the newer areas, particularly in the areas of Digital we are also seeing competition from agencies, in some of the other areas we are seeing competition from some of the startups. So in general but by and large for some our traditional services the competition remains the same but in new areas we do see competition from startups, digital agencies and so on.

Moderator

Thank you. Our next question is from Rishi Jhunjhunwala of Goldman Sachs. Please go ahead.

Rishi Jhunjhunwala

Yes, thanks for the opportunity. A couple of questions from my side, firstly on the attrition side we have clearly seen a downtick in the attrition rates in this quarter. Just wanted to understand how much of that is related to quarterly aberration because this is a quarter where the attrition is seasonally lower and how much is on the back of the various measures that you have taken. And as a result of those measures that you have been talking about earlier in the call as well, how does that impacted your overall employee cost because that seems to be pretty much flat on a quarter-on-quarter basis as well.

Vishal Sikka

No, I guess that the question was about attrition and the lowering of the attrition rate. We believe that many initiatives that we have taken, that both Rajiv and Pravin talked about as well as I talked about, are showing results as we had expected. Many of these decisions that people take tend to be long-standing decisions that they had already taken several months ago, so we see sort of a residual momentum of these. We definitely want this to improve further and we want the attrition levels to come down to these 12% to 14-15% ranges that are more common in the industry and we expect that we will get there over the next couple or three quarters. The month-by-month as well as the quarter-by-quarter actual numbers have come down significantly and that is something that we see as an encouraging sign but clearly we don’t want 8,900 people or something to the tune of that leaving every quarter and we want this number to continue to come down.

Rishi Jhunjhunwala

Thank you. The second question is, you have been talking Vishal about Automation and Artificial Intelligence and other disruptive technologies. Just wanted to understand how far an outsourcing IT services company is from having these kind of technologies being contributing prominently to the overall revenue growth? The reason why I ask is just trying to understand as to how much of the capability acquiring is going to come from internal development of skills from employees and how much may potentially come from direct M&A.

Vishal Sikka

I didn’t catch the last part of your question, what was the two different options that you mentioned?

Rishi Jhunjhunwala

Internal development of skills in the employee base versus M&A.

Vishal Sikka

This is still very early. I mentioned we have around 12 or so of these what we could call purely AI based projects that are going on, these are awesome and very exciting. We are working on for example testing the stresses on an airframe of an aircraft under extreme pressure using Neural Network Technology or for one client in Retail, we are building a Probabilistic Network to detect fraud in transactions and things of this nature which are extremely exciting and high value and necessary for the future. But I think we have to keep in mind that these are 12 projects out of more than 20,000 projects that we have going on in the company right now. And so it is even too early to tell how quickly these things will start to have what kind of an effect and we expect to have a more precise and quantitative answer for you for these types of things in April.

The other part about acquiring the skills from inside versus outside, we expect to see a mix of that. My tendency right now is, again, this is too early to tell and you want to be very open and nimble on a decision like this. Wherever you see something that makes sense you want to be in a position where you can quickly move to acquire it. But having said that my sense is that over a longer term much more of this will be done organically and our sense is that M&A will complement that rather than having M&A be the basis to build this kind of a thing on. We have put together a state-of-the-art Artificial Intelligence class in our Mysore campus as well as in our DCs, a little bit more than 1,000 people have already taken that class, these are the ones that we are putting on some of these projects around Machine Learning and things like this and we expect that we will train 500 people on these technologies every quarter going forward. That means that the kind of scale that we can achieve in building competency in this area organically will continue to be quite substantial.

Rishi Jhunjhunwala

Right. And just a very quick follow-up, if I remember correctly Infosys had entered into a partnership as well with one of the companies which does a lot of Artificial Intelligence, I think it was IPsoft. Just trying to understand is that partnership going anywhere or we are just trying to look at building it internally?

Pravin Rao

We have not really found much traction in the partnership so we are building that capability internally. We already have a platform for Automation and we have seen some decent tractions both on the Application Maintenance as well as Infrastructure Management space and we will continue to invest in that platform.

Rishi Jhunjhunwala

All right, thank you so much.

Moderator

Thank you. Ladies and Gentlemen, that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call and spending time with us. We look forward to talking to you again. Have a good day.

Moderator

Thank you. On behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.